SECURITIES AND EXCHANGE COMMISSION



                            Washington, D.C. 20549




                                   FORM 6-K


                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15b-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                             For November 30, 2002



                         Andina Bottling Company, Inc.
                (Translation of registrant's name into English)


                           Avenida Andres Bello 2687
                              Piso 20, Las Condes
                                   Santiago
                                     Chile
                   (Address of principal executive offices)

                           Form 20-F _X_  Form 40-F ___



          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.



                                 Yes___ No _X_

EMBOTELLADORA ANDINA S.A.



                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.





                                           EMBOTELLADORA ANDINA S.A.

                                           By: /s/ Osvaldo Garay
                                               Osvaldo Garay
                                               Chief Financial Officer


Dated:  December 9, 2002